Mail Stop 4561   November 21, 2008

Mr. Michael C. Rechin
President and Chief Executive Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

By U.S. Mail and facsimile to (317)236-9907

> **Re: First Merchants Corporation**
> **Form S-4**
> **Filed September 24, 2008**
> **File No. 333-153656**
>
> **Form 10-K FYE December 31, 2007**
> **File No. 000-17071**
>
> **Forms 10-Q FQE 3/31/2008, 6/30/2008 and 9/30/2008**

Dear Mr. Rechin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
Recent Developments, page 104

1.   Please refer to the response to prior comment 2 of our November 7, 2008 letter
     and provide us a copy of the impairment analysis you performed under SFAS 142
     and SFAS 144 on your intangible assets as referenced in your response.

Lincoln Bancorp and Subsidiary Financial Statements, beginning on page F-1
Note 2. Investment Securities, page F-35

2.   We note your response to prior comment 5 of our November 7, 2008 letter.   In
     order to help us understand the basis for your determinations, please provide us a
     detailed analysis of how you determined your corporate obligations where not
     other-than-temporarily impaired. In your response, please identify the issuer(s)
     and describe how you considered the severity and the duration of the
     unrecognized loss and illiquid markets in your analysis. It may be helpful to
     provide us the cash flow analysis and trustee reports you relied on in performing
     your analysis.

Note 4. Disclosures About Fair Values of Assets and Liabilities, page F-37

3.   Please refer to the response to prior comment 6 of our November 7, 2008 letter.
     We note that you use third party vendors to compile prices for your investment
     securities and that you determine the securities levelization under SFAS 157
     based on such pricing information. Paragraph 22 of SFAS 157 indicates that the
     level in the fair value hierarchy within which the fair value measurement in its
     entirety falls is determined based on the lowest level input that is significant to the
     fair value measurement in its entirety, and thus it is unrelated to whether a third
     party vendor is used to price the financial instrument. Thus, classification is
     based upon the assumptions and inputs used to value the instrument and whether
     they are based on market observable inputs, or unobservable inputs. Please
     address the following:

     •   Please tell us how you concluded that there was not a significant input into the
         valuation methodology used by third party vendors that was based on
         unobservable data.

     •   Please tell us and revise future filings to disclose the specific procedures
         management uses to validate the pricing received from third party vendors,
         including the material assumptions used to arrive at the prices.

     •   Please revise your future filings to ensure that your disclosure does not imply that
         the classification in the fair value hierarchy is based upon whether the value is
         determined based on a third party vendor. Instead, please provide disclosure

discussing the techniques used, the data used for the inputs/assumptions, and
whether the inputs/assumptions are based on unobservable inputs, and how this
information drove the classification in the fair value hierarchy.

First Merchants Corporation
Form 10-Q for the Period Ended September 30, 2008
Note 3. Disclosures About Fair Values of Assets and Liabilities, page 11

4.   Please refer to the response to prior comment 7 of our November 7, 2008 letter.
        We note that you use third party vendors to compile prices for your investment
        securities and that you determine the securities levelization under SFAS 157
        based on such pricing information. Paragraph 22 of SFAS 157 indicates that the
        level in the fair value hierarchy within which the fair value measurement in its
        entirety falls is determined based on the lowest level input that is significant to the
        fair value measurement in its entirety, and thus it is unrelated to whether a third
        party vendor is used to price the financial instrument. Thus, classification is
        based upon the assumptions and inputs used to value the instrument and whether
        they are based on market observable inputs, or unobservable inputs. Please
        address the following:

        •   Please tell us how you concluded that there was not a significant input into the
            valuation methodology used by third party vendors that was based on
            unobservable data.

        •   Please tell us and revise future filings to disclose the specific procedures
            management uses to validate the pricing received from third party vendors,
            including the material assumptions used to arrive at the prices.

        •   Please revise your future filings to ensure that your disclosure does not imply that
            the classification in the fair value hierarchy is based upon whether the value is
            determined based on a third party vendor. Instead, please provide disclosure
            discussing the techniques used, the data used for the inputs/assumptions, and
            whether the inputs/assumptions are based on unobservable inputs, and how this
            information drove the classification in the fair value hierarchy.

Note 4. Investment Securities, page 13

5.   We note your response to prior comment 9 of our November 7, 2004. In order to
        help us understand the basis for your determinations, please provide us a detailed
        analysis of how you determined your marketable equity securities where not
        other-than-temporarily impaired. In your response, please identify the investee(s)
        and describe how you considered the severity and the duration of the
        unrecognized loss, illiquid markets and future cash flows in your analysis.

* * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551- 3851 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: David R. Prechtel
        Bingham McHale LLP
        2700 Market Tower
        10 West Market Street
        Indianapolis, Indiana 46204

        David A. Butcher
        Bose McKinney & Evans LLP
        111 Monument Circle
        Suite 2700
        Indianapolis, Indiana 46204